

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 5, 2009

<u>Via U.S. Mail and Facsimile</u>

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

      Re: **Paramount Gold and Silver Corp.**
              Revised Preliminary Proxy Statement on Schedule 14A
              File No. 1-33630
              Filed January 2, 2009

Dear Mr. Crupi:

      We have completed our review of your Preliminary Proxy Statement and related filings and do not, at this time, have any further comments.

                                  Sincerely,

                                  H. Roger Schwall
                                Assistant Director

cc: Sean Donahue
         Chris Crupi (613)248-4971